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                                               CONTACT:   Eugene Melnyk
                                                          Chairman of the Board
                                                          Bob Podruzny
                                                          President
                                                          (416) 285-6000
FOR IMMEDIATE RELEASE:

           * BIOVAIL RECEIVES GENERIC ADALAT CC TENTATIVE APPROVAL *

Toronto, Canada, June 30th, 1999 - Biovail Corporation International (NYSE, TSE:
BVF) today announced that it has received tentative approval for its 30mg and 60mg generic versions of Adalat CC (nifedipine) from the United States Food and Drug Administration ("FDA"). Adalat CC is indicated for the treatment of hypertension and is marketed by Bayer Corporation. Sales of approximately $357 million were achieved in 1998 for Adalat CC, of which the 60mg strength accounted for approximately 45% and the 30mg strength accounted for 35% of sales, respectively.

     Biovail was the first company to file an abbreviated new drug application ("ANDA") with the FDA for the 60mg strength of Adalat CC and will be entitled to 180 days of marketing exclusivity. A competitor was the first to file for the 30mg strength and that product has received tentative FDA approval. Accordingly, Biovail will be able to launch its 30mg strength of Adalat CC upon expiry of the competitors exclusivity.

     Market introduction of Biovail's 60mg and 30mg strengths, as well as the competitors 30mg strength will depend upon the settlement of legal and patent issues with Bayer. Upon introduction, Biovail's generic version of Adalat CC will be marketed in the US by Teva Pharmaceuticals USA Inc., one of the premier marketers of generic products in the country.


                                    - more -

                       BIOVAIL CORPORATION INTERNATIONAL

            2488 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1J9
                     TEL (416) 285-6000 FAX (416) 285-6499


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     Eugene Melnyk, Chairman of the Board, commented that, "the approval of
Adalat CC is an exciting milestone achievement for Biovail and is an added demonstration of the scientific and developmental capability of the company. In addition to Adalat CC, we also have our generic versions of Cardizem CD, Procardia XL, Voltaren SR and Dilacor XR awaiting FDA approval and expect to receive these approvals in due coarse."

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.